UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41319

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste. 1107

Toronto, Ontario M4P 1E2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On January 3, 2025, POET Technologies Inc. (the “Company”) filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + an Equity Transfer Agreement, dated December 31, 2024, by and between Quanzhou San’an Optical Communication Technology Co., Ltd. and the Company, an Equipment Sale and Purchase Agreement, dated December 31, 2024, by and among Quanzhou San’an Optical Communication Technology Co., Ltd., the Company and Super Photonics Integrated Circuit Xiamen Co., Ltd., and a material change report, copies of which are attached hereto as Exhibits 10.1, 10.2 and 99.1, respectively. Exhibits 10.1, 10.2 and 99.1 to this Form 6-K are each hereby incorporated by reference into the Registration Statement on Form F-10 (Registration No. 333-280553) of the Company.

EXHIBIT LIST

Exhibit No.	Description

10.1	Equity Transfer Agreement, dated December 31, 2024, by and between Quanzhou San’an Optical Communication Technology Co., Ltd. and the Company (redacted)
10.2	Equipment Sale and Purchase Agreement, dated December 31, 2024, by and among Quanzhou San’an Optical Communication Technology Co., Ltd., the Company and Super Photonics Integrated Circuit Xiamen Co., Ltd. (redacted)
99.1	Material Change Report dated January 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 3, 2025

POET TECHNOLOGIES INC.

By:	/s/ Thomas Mika
Name:	Thomas Mika
Title:	Executive Vice President and Chief Financial Officer